                                                                      EXHIBIT 12

                               XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 Three months ended                         Year ended
                                      March 31,                            December 31,
(In millions)                       1998     1997        1997        1996      1995       1994      1993*
                               ---------------------    ------------------------------------------------
Fixed charges:
  Interest expense               $   156    $   135     $   617   $   592    $   603   $   520   $   540
  Rental expense                      28         34         140       140        142       170       180
Total fixed charges            -------------------------------------------------------------------------
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries                       184        169         757       732        745       690       720
Preferred stock dividends
  of subsidiaries                     14          6          50         -          -         -         -
Capitalized interest                   -          -           -         -          -         2         5
                               -------------------------------------------------------------------------
   Total fixed charges           $   198    $   175     $   807   $   732    $   745   $   692   $   725
                               =========================================================================

Earnings available for
  fixed charges:
  Earnings**                     $   459    $   450     $ 2,268   $ 2,067    $ 1,980   $ 1,602   $  (193)
  Less undistributed
    income in minority
    owned companies                   (9)       (23)        (84)      (84)       (90)      (54)      (51)
  Add fixed charges before
    capitalized interest
    and preferred stock
    dividends of
    subsidiaries                     184        169         757       732        745       690       720
  Total earnings               -------------------------------------------------------------------------
    available for
    fixed charges                $   634    $   596     $ 2,941   $ 2,715    $ 2,635   $ 2,238   $   476
                               =========================================================================

Ratio of earnings to
  fixed charges (1) (2)             3.20        3.41       3.64       3.71      3.54      3.23      0.66
                               =========================================================================

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns.
     Discontinued operations consist of the Company's Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."